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                        PERSTORP EXTENDS TENDER OFFER FOR
                       ENDOGEN, INC. TO JULY 7, 1999; 88%
                             OF ALL SHARES TENDERED

         Rockford, Illinois, June 30, 1999 -- -- Perstorp AB subsidiary PerBio Science AB today announced that it has extended until midnight, New York City time, on Wednesday, July 7, 1999 its tender offer for all of the outstanding shares of common stock of Endogen, Inc. ("Endogen"). As of 12:00 midnight, New York City time, on Tuesday, June 29, 1999, approximately 3,040,712 shares representing approximately 88% of the total outstanding Endogen common stock had been validly tendered and not withdrawn pursuant to the tender offer.

         Although PerBio Science AB already has more than sufficient voting power to cause the merger of its subsidiary, Ewok Acquisition Corp., with and into Endogen, PerBio Science is extending the offer to obtain 90% of Endogen's outstanding shares (approximately, an additional 12,000 shares) so that it can effect an immediate "short form" merger under Massachusetts law. If PerBio Science AB is unable to obtain such additional shares, the merger will nevertheless be effected, but will likely take up to two months to complete. In either case, shareholders who have not tendered their shares must wait until completion of the merger transaction before they will receive payment for their shares. All shareholders, whether or not they have tendered their shares, will receive $3.75 per share for their shares. In connection with this extension, PerBio Science AB has agreed to permanently waive all of the remaining conditions to the merger.

         PerBio Science (the former Perstorp Life Science Division) is a wholly-owned subsidiary of Perstorp AB, a global chemistry and materials technology corporation located in Perstorp, Sweden. In October 1999, PerBio Science AB is to be spun off to shareholders and listed on the Stockholm Exchange.